UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                             M.D.C. HOLDINGS, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 Per Share
                         (Title of Class of Securities)

                                    552676108
                                 (CUSIP Number)

      David D. Mandarich, 3600 S. Yosemite St., Suite 900, Denver, CO 80237
                                 (303) 773-1100
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 13, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                           -----------------
CUSIP No. 552676108                                           Page 2 of 4 Pages
-------------------                                           -----------------
===============================================================================
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    David D. Mandarich
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
    Not Applicable                                                     (b) [ ]
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    Not Applicable
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS     2(d) or 2 (e)                                          [ ]
    Not Applicable
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
-------------------------------------------------------------------------------
7   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SOLE VOTING POWER
    2,460,737
-------------------------------------------------------------------------------
8   SHARED VOTING POWER
    0
-------------------------------------------------------------------------------
9   SOLE DISPOSITIVE POWER
    2,460,737
-------------------------------------------------------------------------------
10  SHARED DISPOSITIVE POWER
    0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,460,737
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                     [ ]
    Not Applicable
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY THE AMOUNT IN ROW (11)
    8.23 %
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    IN
-------------------------------------------------------------------------------

-------------------                                           -----------------
CUSIP No. 552676108                                           Page 3 of 4 Pages
-------------------                                           -----------------

                                    AMENDMENT
                                      NO. 9
                                     TO THE
                                  SCHEDULE 13D

      The Reporting Person, David D. Mandarich, hereby amends his Schedule 13D relating to Common Stock, par value $0.01, of M.D.C. Holdings, Inc.

Item 2.     Identity and Background

            (b) The Reporting Person's business address is: 3600 South Yosemite Street, Suite 900, Denver, CO 80237.

            (c) The Reporting Person's present principal employment is as President, Chief Operating Officer and Director of M.D.C. Holdings, Inc., 3600 South Yosemite Street, Suite 900, Denver, CO 80237.

Item 5.     Interest in Securities of the Issuer

            (a)-(b) As of the close of business on January 13, 2004, the Reporting Person, by virtue of the language of Rule 13d-3, may be deemed to own beneficially and to hold the sole power to vote and dispose of, in the aggregate the number and percentage of the Issuer's Common Stock set forth below opposite his name (based upon the number of shares of the Issuer's Common Stock that were reported to be outstanding in the Issuer's Form 10-Q as of September 30, 2003).

===============================================================================
       Name                    Shares of Common Stock             Percentage
-------------------------------------------------------------------------------
David D. Mandarich (1)(2)            2,460,737                       8.23 %
-------------------------------------------------------------------------------

(1) Includes 1,320 shares of Common Stock owned by the Reporting Person's minor children and 1,829 shares of Common Stock held in the Reporting Person's 401(k) Plan account.

(2) Includes 475,637 shares of Common Stock that the Reporting Person has the right to acquire within 60 days of January 12, 2004.

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CUSIP No. 552676108                                           Page 4 of 4 Pages
-------------------                                           -----------------

            (c) The following table sets forth the transactions by the Reporting Person listed in Item 5(a) during the past sixty days.

===============================================================================
Trade                            Price Per
Date                              Share ($)               David D. Mandarich
-------------------------------------------------------------------------------
11/17/03                                n/a                   176,575(1)
-------------------------------------------------------------------------------

(1) Reflects the grant of an option covering 176,575 shares under the Company's 2001 Equity Incentive Plan. This option vest as to 20% of the shares covered thereby on November 17, 2006, and cumulatively as to an additional 20% on each of November 17, 2007, 2008, 2009 and 2010.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 2004.


By:  /s/ David D. Mandarich
     ----------------------
     David D. Mandarich
     President, Chief Operating
     Officer and Director